Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

General

The following summary description of Navient Holdings, Inc. (the “Company,” “we,” “us” or “our”) capital stock is based on the provisions of the Delaware General Corporation Law (the “DGCL”), our certificate of incorporation and our bylaws. This description does not purport to be complete and is qualified in its entirety by reference to the full text of the DGCL, as it may be amended from time to time, and to the terms of our certificate of incorporation and bylaws, as each may be amended from time to time. You should refer to our certificate of incorporation and bylaws, both of which we have filed as an exhibit to the Current Report on Form 8-K of which this exhibit is a part. In addition, you should refer to the applicable provisions of the DGCL.

Under our certificate of incorporation, our authorized capital stock is 1,125,000,000 shares of common stock, $0.01 par value, and 20,000,000 shares of preferred stock, $0.20 par value.

As of October 26, 2026, 92,883,025 shares of our common stock were outstanding and no preferred stock was outstanding.

Common Stock

Each holder of our common stock is entitled to one vote for each share on all matters to be voted upon by the common stockholders, and there are no cumulative voting rights. Holders of common stock are not entitled to vote on any amendment to our certificate of incorporation that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series of preferred stock are entitled, either separately or together as a class with the holders of one or more other series of preferred stock, to vote on such amendment pursuant to our certificate of incorporation or the DGCL.

Subject to any preferential rights of the holders of any outstanding preferred stock, holders of our common stock are entitled to receive ratably the dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for that purpose. If there is a liquidation, dissolution or winding up of the Company, holders of our common stock would be entitled to share ratably in the assets legally available for distribution after the payment or provision in full of all liabilities and any preferential rights of the holders of any then outstanding preferred stock.

Holders of our common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to shares of the common stock. Upon the distribution, all outstanding shares of the common stock will be fully paid and non-assessable. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may authorize and issue in the future.

Preferred Stock

We may issue preferred stock in one or more series with any rights and preferences that may be authorized by our board of directors. Our board of directors is authorized to determine, for each series of preferred stock:

•	the title of the series of preferred stock;

•	any limit upon the number of shares of the series of preferred stock that may be issued;

•	the preference, if any, to which holders of the series of preferred stock will be entitled upon our liquidation;

•	the date or dates, if any, on which we will be required or permitted to redeem the preferred stock;

•	the terms, if any, on which we or holders of the preferred stock will have the option to cause the preferred stock to be redeemed or purchased;

•	the voting rights, if any, of the holders of the preferred stock;

•	the dividends, if any, that will be payable with regard to the series of preferred stock, which may be fixed dividends or participating dividends, and may be cumulative or non-cumulative;

•	the right, if any, of holders of the preferred stock to convert it into another class of our stock or securities, including provisions intended to prevent dilution of those conversion rights;

•	any provisions by which we will be required or permitted to make payments to a sinking fund to be used to redeem preferred stock, or a purchase fund to be used to purchase preferred stock;

•	any restrictions on issuance of shares in the same series or any other series; and

•	any other material terms of the preferred stock.

Any or all of these rights may be greater than the rights of the holders of common stock. In addition, our board of directors, without shareholder approval, may issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of our common stock.

The terms of the preferred stock that might be issued could conceivably prohibit us from:

•	consummating a merger;

•	reorganizing;

•	selling substantially all of our assets;

•	liquidating; or

•	engaging in other extraordinary corporate transactions without shareholder approval.

Preferred stock could therefore be issued with terms calculated to delay, defer or prevent a change in our control or to make it more difficult to remove our management. Our issuance of preferred stock may have the effect of decreasing the market price of the common stock.

Anti-Takeover Effects of Provisions of the Certificate of Incorporation, Bylaws and Other Agreements

Provisions of the DGCL and our certificate of incorporation and bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that our board of directors may consider inadequate and to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe the heightened ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweighs the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute. We are subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless the business combination or the acquisition of shares that resulted in a stockholder becoming an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) fifteen percent (15%) or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by our stockholders.

Amendments to Bylaws. Our certificate of incorporation and bylaws provide that the bylaws may be amended by our board of directors or by the affirmative vote of holders of at least seventy-five percent (75%) in voting power of our stock then outstanding and entitled to vote thereon.

Size of Board and Vacancies. Our certificate of incorporation and bylaws provide that the number of directors on our board of directors will be fixed exclusively by our board of directors, subject to the rights of the holders of any outstanding preferred stock to elect directors. Any newly created directorship or any vacancy in our board of directors resulting from any increase in the authorized number of directors or the death, disability, resignation, retirement, disqualification, removal from office or other cause will be filled solely by the affirmative vote of a majority of the board of directors then in office, even if less than a quorum, or by a sole remaining director. Any director appointed to fill a vacancy on our board of directors not resulting from an increase in the size of the board will be appointed for the remaining term of his or her predecessor, and until his or her successor has been elected and qualified, subject to his or her earlier death, disqualification, resignation or removal.

Stockholder Action by Written Consent. Subject to the rights of any series of preferred stock, our certificate of incorporation expressly eliminates the right of our stockholders to act by written consent. Stockholder action must take place at the annual or a special meeting of our stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our board of directors or a committee of our board of directors. Generally, to be timely, a stockholder’s notice of nominations and directors or proposal of other business must be delivered to the Secretary at our principal executive offices at an annual meeting of stockholders not less than the 90th day nor more than the 120th day prior to the first anniversary of the preceding year’s annual meeting. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. In the case of a special meeting of stockholders called for the election of directors, notice must be delivered not earlier than the 120th day prior to such meeting and not later than the close of business on the later of the 90th day prior to such special meeting and the 10th day following the day on which notice of the date of such special meeting was mailed or public disclosure of such special meeting was made, whichever first occurs. Our bylaws allow our board of directors to adopt rules, regulations and procedures for the conduct of any meeting of stockholders.

No Cumulative Voting. The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless the company’s certificate of incorporation provides otherwise. Our certificate of incorporation does not provide for cumulative voting in the election of directors.

Undesignated Preferred Stock. The authority that our board of directors possesses to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of us through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. Our board of directors may be able to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.

Listing

Our common stock is listed on The Nasdaq Global Select Market under the trading symbol “NAVI.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

3